Exhibit 99.1

From Virtual Agents to Embodied and Industry-Specific AI:

BGM Acquires Xingdao Intelligent and YD Network, Advancing AI on Two Fronts

Chengdu, China, May 28, 2025 (PRNewswire) — BGM Group Ltd (the “Company” or BGM) (NASDAQ: BGM) today announced that it has entered into definitive transaction agreements with the existing shareholders of Xingdao Intelligent Cloud Chain (Shenzhen) Co., Ltd. (“Xingdao Intelligent”) and YD Network Technology Company Limited (“YD Network”). Under the terms of the agreements, BGM will acquire 100% of the equity interests of both companies at a combined valuation of RMB800 million. The consideration will be paid through the issuance of 37,123,142 newly issued Class A ordinary shares of BGM at a price of US$3.0 per share. The transactions are expected to close by the end of June 2025, subject to customary closing conditions. Upon completion, the shareholders of Xingdao Intelligent and YD Network will collectively hold approximately 15.6% of BGM’s total outstanding share capital.

Xingdao Intelligent is a leading manufacturer and operator of embodied service robots in China. The company has developed proprietary robotic hardware systems and foundational algorithms, positioning itself as a key builder of intelligent workforce systems that integrate embodied robotics, multi-robot product suites, and AI-powered scenario-based services. With over 300 patents related to service robotics, Xingdao Intelligent has a significant presence in areas such as mechanical design, intelligent perception, and autonomous decision-making. The company’s products are widely applied in industries including restaurant services, retail malls and supermarkets, building management, hospitals, and industrial inspections. The acquisition will enable BGM to deepen its AI capabilities by integrating hardware and software, completing the “perception-understanding-execution” cycle in real-world applications.

YD Network is a pioneering company dedicated to advancing intelligent stock trading through AI. Through its proprietary financial models and quantitative algorithms, the company offers services such as intelligent stock selection, trading strategy optimization, and risk management. Its solutions are used by a range of investors, including individual traders, investment banks, and private equity firms, with a significant successful track record in the U.S. stock and options markets. By acquiring YD Network, BGM will expand its AI capabilities into the fintech sector, building a cross-industry intelligence ecosystem that spans marketing, labor, and capital markets, unlocking new growth avenues.

Chen Xin, Chief Executive Officer of BGM, commented, “We believe the future of AI lies in multi-agent collaboration—across both virtual and physical domains, and into deep vertical applications. The acquisitions of Xingdao Intelligent and YD Network represent two major breakthroughs for us: one in embodied intelligence and the other in industry-specific AI applications. This will not only enhance our AI workforce platform but also open up a new frontier in stock and capital markets. These moves not only expand the boundaries of our business, but also lay a solid foundation for the continued evolution of our products and deeper industry integration.”

BGM is accelerating its “multi-agent AI productivity platform” strategy, building a comprehensive matrix of capabilities that includes AI-powered marketing, AI workforce platforms, AI-driven industry applications, and AI infrastructure. With the addition of Xingdao Intelligent and YD Network, BGM will strengthen its position across hardware-software integration, industry expansion, and algorithmic innovation, enabling the Company to offer more efficient, intelligent, and scalable solutions to clients worldwide.

About BGM Group Ltd

BGM Group Ltd has a strategic focus on the technology fields of AI application, intelligent robots, algorithmic computing power, cloud computing, and biopharmaceuticals.

In terms of AI application implementation, the group relies on advanced analytics and AI Agent technology, and utilizes the two platforms of Du Xiao Bao and Bao Wang to provide comprehensive and professional AI solutions and intelligent robot services for insurance companies, insurance brokers, and consumers. Its services cover multiple key scenarios such as sales and marketing, underwriting assessment, claims processing, and customer service. The group is capable of analyzing consumer data, building consumer profiles, accurately predicting insurance needs, and providing highly customized services for consumers.

In the field of biopharmaceuticals, the group's biopharmaceutical division mainly produces oxytetracycline API, crude heparin sodium, and licorice preparations, which are widely supplied to the global animal husbandry, pharmaceutical, and drug retail markets. The group deeply integrates AI-assisted decision-making into every link of production and manufacturing, achieving supply chain optimization, process efficiency improvement, and market trend prediction. This provides scientific decision-making basis for the management and offers high-quality products and precise services for consumers.

Forward-looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

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SOURCE: BGM Group Ltd